Exhibit 99.1

NETCLASS TECHNOLOGY INC Announces Headquarters Relocation to Singapore and Planned

Acquisition of Vietnam-based LBC International Company Limited

SHANGHAI and HONG KONG, August 28, 2025 – NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced that the Company will relocate its corporate headquarters to Singapore as cornerstone for its global expansion, effective September 1, 2025. In addition, the Company announced that it has signed a non-binding Letter of Intent (“LOI”) to acquire 51% of the equity interest of LBC International Company Limited (“LBC International”), a Vietnam-based provider of retail management solutions. These actions underscore the Company’s commitment to its global expansion strategy and ongoing investment in high-growth companies and technologies.

The Company has entered into a new office lease agreement through its wholly owned subsidiary, NetClass International Pte. Ltd. Beginning September 1, 2025, the Company will operate its headquarters in Singapore. Relocating its headquarters to Singapore will enable the Company to strengthen its access to the core markets of the Asia-Pacific region, while fostering closer connections with the local innovation ecosystem, capital resources, and top talent.

As part of its ongoing global expansion strategy, the Company has signed an LOI to acquire Vietnam-based LBC International. The proposed transaction is expected to accelerate the Company’s expansion in Vietnam and across the broader Southeast Asian market.

“We believe relocating our headquarters to Singapore is a pivotal step in NetClass’s global journey and positions us at the crossroads of Asia-Pacific markets. Singapore’s status as a world-class innovation hub, its strong regulatory environment, and access to international talent and capital make it the ideal base for our next stage of growth. This move enables us to serve our customers better, expand into new markets, and build stronger relationships with global partners and investors,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “Additionally, we are excited about the proposed acquisition of LBC International. Their team brings deep expertise and proven experience with Retail Pro POS, expands NetClass’s footprint to a new country, and generates recurring revenue across various retail verticals, which will add tremendous value to our firm. We expect the potential synergies between NetClass and LBC International to be a powerful driver of long-term growth.”

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

About LBC International Company Limited

LBC International Company Limited is a provider of retail management solutions located in Ho Chi Minh City, Vietnam. Incorporated in 2019, LBC International strives to help the clients generate greater efficiency by optimizing their business processes with technology tailored to their needs. For more information, please visit LBC International’s website: https://lbcint.com/en/home/

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global